[Baker & Hostetler LLP Letterhead]

July 31, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

        Re:  Uranium Resources, Inc.'s Registration Statement on Form S-1 filed May 10, 2006, File No. 333-133960 (the "Registration Statement"); Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 filed July 13, 2006, File No. 333-133960 ("Amendment 1") and Pre-Effective Amendment No. 2 to Registration Statement on Form S-1 filed July 26, 2006, File No. 333-133960 ("Amendment 2")

Ladies and Gentlemen:

        Uranium Resources, Inc. (the "Company") filed the Registration Statement on May 10, 2006. The Company received the Division of Corporate Finance's comment letter date June 9, 2006 and filed its response, along with Amendment 1, on July 13, 2006. On July 21, 2006 the Company filed a request pursuant to Rule 461 of the Securities Act of 1933, as amended, to accelerate the effectiveness of Amendment 1 to July 24, 2006 at 4:00 p.m. EDT. On behalf of the Company, we would like to withdraw the aforementioned acceleration request for Amendment 1.

        On July 26, 2006 the Company filed Amendment 2. Included in Amendment 2 are disclosures which had been previously incorporated by reference into the Registration Statement and Amendment 1.

        Should you have any questions regarding the withdrawal of the July 21, 2006 acceleration request or revisions contained in Amendment 2, please don't hesitate to contact me at (303) 764-4132.

Very Truly Yours
/s/ A. JEREMY ATENCIO A. Jeremy Atencio
cc:
Thomas H. Ehrlich
Al Chidester